UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated January 2, 2008
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-141478) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated December 3, 2007.
•	Press Release dated December 18, 2007.
•	Press Release dated December 19, 2007.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: January 2, 2008	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Incident on Enbridge Pipeline — Update — Line 3 Restarted
Calgary, Alberta and HOUSTON, December 3, 2007 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) and Enbridge Energy Partners, L.P. (NYSE: EEP) today report that Enbridge Energy Partners’ Line 3, the line damaged in last week’s accident near Clearbrook, Minnesota, was restarted at 4:35 a.m. MST December 3, 2007.
The duration of the unplanned outage, combined with storage capability and optimization of Enbridge system flexibility minimized impact on crude oil production and deliveries. Enbridge appreciates the cooperation of shippers on the Enbridge system in realigning deliveries which facilitated operations on Lines 1, 2 and 4 that returned to service starting the morning of November 29, 2007.
Repairs were conducted continuously over the weekend, overcoming the challenges of a major winter snow storm in Minnesota on Saturday. A segment of pipeline approximately 180 feet long was replaced and the pipeline has been returned to pre-incident operating pressures following consultation with the Federal pipeline safety regulator, the U.S. Department of Transportation, Pipeline and Hazardous Materials Safety Administration (PHMSA).
Clean-up of the site also progressed over the weekend with all oil and the majority of impacted soils removed from the area. The volume of oil released was estimated to be 325 barrels, which was largely contained in the trench that had been excavated to facilitate the planned maintenance. Contaminated soil was excavated and transported to an approved facility. While environmental impacts are expected to be minimal, Enbridge will continue to work with the U.S. Environmental Protection Agency and the Minnesota Pollution Control Agency to complete the environmental cleanup of the site.
The cause of the accident remains under active investigation with complete results not expected for several weeks. The section of pipeline involved in the failure was removed and transported to a third party facility for examination and testing. Enbridge continues to work closely with federal and state agencies in the investigation of the incident, including the PHMSA, representatives of the Minnesota Office of Pipeline Safety and the Occupational Health and Safety Administration (OSHA), along with state and local public safety officials. Enbridge expresses its sincere appreciation to the community of Clearbrook, Clearwater County and surrounding areas emergency responders for their professional, diligent and supportive actions.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
Enbridge Energy Partners, L.P. owns the U.S. portion of the world’s longest liquid petroleum pipeline and is active in natural gas gathering, treating, processing and transmission. Enbridge Energy Management, L.L.C. (NYSE:EEQ) manages the business and affairs of the Partnership and its sole asset is an approximate 14 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, is the general partner and holds an approximate 15 percent interest in the Partnership.
FOR FURTHER INFORMATION PLEASE CONTACT:
Bill Stephens
Media
(713) 353-6317
Email: media@enbridge.com
Jennifer Varey
Media
(403) 508-6563
Email: Jennifer.varey@enbridge.com
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Enbridge Energy Partners, L.P.
Investor Relations Contact:
Tracy Barker
(866) EEP INFO
(866) 337-4636
Facsimile: (713) 353-5637
eep@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Enbridge Gas Distribution Adjusts Prices
TORONTO, December 18, 2007 — Enbridge Gas Distribution, a regulated utility, announced today that it has received approval from the Ontario Energy Board for its January 1, 2008 rates.
For typical residential customers* who buy their gas supply from Enbridge Gas Distribution, the changes will result in a decrease of about $68 annually, excluding the Gas Cost Adjustment refund. This annual decrease is based on a decrease to the Gas Supply Charge and an increase to the Delivery Charge.
For typical residential customers who buy their natural gas from a marketer, the change in the Delivery Charge will result in a $3 annual increase. The price they pay for the Gas Supply Charge is based on their contract with their marketer.
“High natural gas storage volumes and a relatively quiet hurricane season have helped reduce natural gas prices,” said Glenn Beaumont, Vice President, Enbridge Gas Distribution. “Prices are down over this time last year.”
Beaumont adds that if you use natural gas to heat your home and water, 60 per cent of your annual consumption falls between December and March. Energy-saving tips — such as installing a programmable thermostat or sealing drafty doors and windows — can make a real difference this winter. Additional energy conservation information is available at www.enbridge.com/winter.
The total annual bill for a typical residential customer using 3,064 cubic metres of natural gas for home and water heating is about $1,300. The same customer using electricity for home and water heating would spend approximately $2,800.**
Effective January 1, 2008 customers will see the following changes to their bill:
Monthly Charges
•	The Gas Supply Charge for customers who buy gas from the utility will decrease by about $71 annually. The new rate is 26.7 cents per cubic metre (¢/m 3). The previous rate was 29.1 ¢/m [3].
•	An increase in the Delivery Charge for all customers by about $3 annually due to higher costs to transport natural gas to Ontario.

Additional Items
•	The Gas Cost Adjustment refund will decrease from 3.0868 ¢/m [3] to 2.2612 ¢/m [3] from January 1, 2008 to December 31, 2008. This results in a refund of $68 during the next 12 months for typical residential customers who buy their gas supply from Enbridge Gas Distribution.* The Gas Cost Adjustment reflects the difference between the actual natural gas costs incurred by the utility and the amount collected from customers through the Gas Supply Charge.
Enbridge Gas Distribution delivers natural gas to about 1.8 million customers in Ontario communities including Toronto, Ottawa, Barrie and Niagara Falls. Enbridge Gas Distribution is a leader in delivering energy efficiency programs. For more information visit www.enbridge.com/gas.

Please see the attached backgrounder for more information about Enbridge Gas Distribution prices.
*A typical residential customer uses 3,064 cubic metres of natural gas a year for home and water heating.
**Natural gas and electricity prices based on Ontario Energy Board approved rates in effect as of January 1, 2008. Electricity rates are based on Toronto Hydro rates. Estimates do not include taxes or any rental or financing costs.
Contact:
David Rosenbloom
Tel: (416) 495-5272
david.rosenbloom@enbridge.com

NEWS RELEASE
Enbridge Inc. and ExxonMobil Pipeline Company solicit shipper commitments for proposed Texas Access crude oil pipeline
CALGARY, ALBERTA and HOUSTON — Dec. 19, 2007 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) and ExxonMobil Pipeline Company (Exxon Mobil Corporation NYSE:XOM) today announced the two companies will conduct a Solicitation for Binding Shipper Commitment (Commitment Solicitation) for a proposed new pipeline system, to transport crude oil from Patoka, Illinois, to the Texas Gulf Coast. The new pipeline, called “Texas Access Pipeline,” would transport crude oil sourced from the Canadian oil sands region in Alberta and from the upper U.S. Midwest to refiners in the Nederland and Houston, Texas, areas.
The proposed project comprises a new 768-mile, 30-inch diameter pipeline, which would transport crude oil from Patoka, Illinois southward to Nederland, Texas. Also proposed is an 88-mile, 24-inch pipeline to transport crude oil onward from Nederland to a delivery point in the east Houston area. Through connections with existing terminals in Nederland and Houston, the new pipeline system would provide shippers with the added flexibility of moving onto different crude oil distribution pipelines.
The Commitment Solicitation is for shipper interest in executing binding commitments to transport specified volumes of crude oil on the new pipeline, which is expected to be completed in 2011. The results of the Commitment Solicitation will guide and determine the further development of the proposed joint venture pipeline project.
“The Texas Access Pipeline will expand pipeline infrastructure to increase the reliable supply of crude oil to US refineries,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “Producers of crude oil from the Western Canada oil sands, and from the Williston Basin in North Dakota and Montana will benefit from low-cost transportation from the limited U.S. Midwest market to the large Gulf Coast refining market. Gulf Coast refineries and refined products consumers will benefit from access to reliable, competitively priced new sources of supply.”
The Solicitation for Binding Shipper Commitment will commence at 5 p.m. CT Dec. 19, 2007. Shippers desiring long-term service will be required to execute and submit completed and signed transportation service agreements (TSAs). In order to receive the Commitment Solicitation documents, shippers will be required to execute a confidentiality agreement. General information about the Commitment Solicitation, as well as a downloadable copy of the confidentiality agreement, is available on the Texas Access Pipeline website at www.texasaccesspipeline.com.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.
ExxonMobil Pipeline Company, a subsidiary of Exxon Mobil Corporation, is acting on behalf of affiliates that are engaged in transporting crude oil, refined petroleum products, liquefied petroleum gases, natural gas liquids, and chemical feedstocks in the United States and the Gulf of Mexico. It, and it’s affiliates also have ownership interests in joint interest pipelines, and operate proprietary and joint venture distribution terminals in the U.S. The company is headquartered in Houston, Texas, and operates in 20 states.
Forward Looking Statements
Certain statements in this press release may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this press release, such statements use such words as “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “will” and other similar terminology. These statements reflect current expectations regarding future events and operating performance and speak only as of the date of this press release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements and for a more detailed discussion of these factors, readers are referred to each of Enbridge and Exxon Mobil’s respective filings with Canadian Securities Regulators and the U.S. Securities and Exchange Commission, as applicable, including annual reports. These filings are available to the public over the Internet at www.sedar.com for Canadian filings and at the SEC’s web site (www.sec.gov) for U.S. filings.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
(403) 508-6563
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Larry Springer
Media
(713) 821-2253
Email: larry.springer@enbridge.com
or
Enbridge Inc.
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com
or
ExxonMobil Pipeline Company
Patty Errico
(713) 656-5431
Email: patricia.e.errico@exxonmobil.com